Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Banco Bradesco S.A. Computation of Ratio of Earnings to Fixed Charges ( Amounts in millions of reais)

	2003	2002	2001	2000	1999

Earnings:

Income from continuing operations
before income taxes and minority interest	2,656	2,288	2,838	2,234	722

Equity in earnings/losses of unconsolidated companies	(60)	(150)	(109)	(145)	173

Distributed income of equity investees	85	81	17	74	18

Interest Expense	9,717	14,927	9,159	6,512	9,216

Appropriated portion (1/3) of Rent expense	91	65	53	42	47

Earnings Available for fixed charges	12,489	17,211	11,958	8,717	10,176

Fixed Charges:

Interest Expense	9,717	14,927	9,159	6,512	9,216

Appropriated portion (1/3) of Rent expense	91	65	53	42	47

Total Fixed Charges	9,808	14,992	9,212	6,554	9,263

Ratio of Earnings to Fixed Charges	1.27	1.15	1.30	1.33	1.10